Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc. Commission File No.: 1-15607

     The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

     Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

     Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

     This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

     Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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The following is a transcript of a presentation made to the employees of the Canadian division of Manulife Financial Corporation.
The archived version of the webcast may be accessed by employees at http://webevents.broadcast.com/cnw/manulife_700433.
The series of slides that were used at the presentation are also attached.

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Mr. Gordon, your line is now connected. Please proceed.

Thank you very much operator and good morning everyone. I want to thank you for logging in or dialing in on relatively short notice for me to talk to you about some very exciting news for Manulife Financial and its employees. I am in Halifax with Phil Walton. The plan was for myself to address the staff of Maritime Life this morning but hurricane Juan had something to do with that as it swept through here last night and there has been some disruption. But, I am in Halifax and as I said, I thank you for logging in.

The exciting news obviously is the press release that went out last night after both boards had approved a tentative merger between Manulife Financial and John Hancock Financial Services in the United States. This is just a terrific combination of two strong companies and what I would like to do this morning is walk you through a proforma of what this would look like but I want to emphasize with you first that this is a proposal for a merger. It is subject to regulatory approval and the approval of John Hancock Financial Services shareholders in the United States.

Because both Manual Life Financial and John Hancock are publicly traded companies and because what I am going to talk about is to some extent, forward looking on what this combination might look like, I have to include the slide that you should be looking at right now which is forward looking information. This is something under securities regulation that we always have to say that if there is anything in this presentation that is forward looking or discussions about the potential merger, that it is controlled by the FCC and in Canada the OSC regulations. So I will leave you to read that later but I would like to talk about the transactions summary from the viewpoint of the financials and bring you up to date on that and then talk about the combination; move on to some financials and then some points that I would like to address to all Manulife Canadian employees. The transaction summary is that the proposed merger between Manulife and John Hancock Financial Services would result in an organization that has global headquarters in Toronto and US headquarters in Boston, Massachusetts. The consideration is 1.1853 Manulife Financial shares for every John Hancock share, which as of Wednesday night’s closing price means we are offering 37 dollars and 60 cents per share for their stock. The reason I mentioned Wednesday night’s close is that for both stocks there was an unusual amount of volume and volatility on the stock prices on Thursday and Friday, and we have tried to present this to everybody as best we can based on normal circumstances. It is a share exchange because it is a hundred percent tax free merger for eligible share holders and the expected closing will be very early in the second quarter of 2004. It does require the approval of the John Hancock Financial Services shareholders in the United States fifty percent plus one. It is subject to Massachusetts and other state insurance regulators in the US and in Canada the Canadian Minister of Finance and OSFI, as well as anti-trust regulators or combines regulators on both sides of the border. You will have seen in the announcement I hope that although the global headquarters is in Toronto Canada, David D’Alessandro the President and CEO of John

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Hancock will become COO of Manulife and head of its North American Operations. So anywhere you see that the Canadian operations reports to Boston that is true but it has no location or structural impact on the Canadian division as you know it. The next slide I hope gives a very high level overview of why this is such an exciting and terrific transaction in my opinion. First of all you see on the left Manulife Financial goals and on the right John Hancock Financial Service goals and you can see that there is almost perfect match. We do want leadership positions in the US and Canada and I will show you the Canadian numbers in just a short while. We do want to expand distribution and John Hancock in the U.S. and Maritime in Canada do have a different distribution spread than we do. We do want to diversify the product portfolio and, in the United States, they are in fixed annuities and long term care, and we are not. We are in 401K and the college savings business. They are not. So again, almost a perfect match. This does diversify our product portfolio and brings with the proposed merger one of the top brand names in the United States, namely John Hancock.

The next slide describes the overview of the new company management. Dominic David D’Alessandro will be President and Chief Executive Officer, and David D’Alessandro, joining us from John Hancock in the U.S., will become Chief Operating Officer and President Designate of Manulife. He will retain his titles of John Hancock Financial Services and, in the Executive Committee of the new company, he will have five people reporting to him; three people, John Benson, Wayne Bud and Tom Maloney coming out of John Hancock, and two people coming out of the Manulife structure, namely John DesPrez, who will be responsible for the combined U.S. wealth management operations and myself, and I will be responsible for Canada. The rest of the Executive Committee is comprised of people that you know and names that you are familiar with; Dick Aps from Hong Kong, Trevor Matthews from Japan, as well as Don Galoine, John Mather and Peter Rubinavich from our existing Executive Management team.

The financial highlights of this deal I am not going to deal with in any detail. For any of you that did phone in to the analyst phone call or log on to the website for the analyst phone call, you will have heard all of these numbers but, basically, this merger, subject to shareholder and regulatory approval, would lead to a combined company that would have an increase in earnings per share excluding the one-time costs of the deal itself, of about eight cents in the first year, that is nine months of 2004 on a pro forma basis, and 32 cents per share in the year 2005. The cost savings of $350 million are worldwide and they are approximately 10% of the combined operating expenses. That number may look low for those of you that have been involved in previous mergers and acquisitions, particularly in Canada, but the reason is there are many areas that do not overlap, we don’t have duplication in certain lines of business, etc., so you can’t use our normal rule of thumb. On top of that, it is our expectation that there will be significant revenue synergies. On top of that, it is our expectation that there will be significant revenue synergies about putting each other's products into the others distribution system. So this transaction has not been proposed purely based on expense savings. It has been based on revenue synergies that will drive the top line. It is our expectation that we will continue our commitment to communities where we do business now and there will not be very substantial affect of this merger in any particular physical location.

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The rest of the financial highlights are in front of you. You can look them up on the Webcast which will be available to you after noon or in the releases that have already gone out to the media.

However, in talking about the new combination, the proposed combination, Manulife Financial, as you can see on the next chart would be the second largest public company in Canada, second to the Royal Bank of Canada but bigger than the Bank of Nova Scotia, Thompson, BC and all the rest of them. This makes us a formidable player throughout North America but obviously very significant in the Canadian indices. We would be about 5% of the TSX S & P. It also makes up a global leader in insurance and in North American life insurers, as you see on this slide, the proposed combination would be the second largest North American life insurance company, second only to AIG but bigger than many of the names that you have seen in the past when there have been North American comparisons including Manulife. So, bigger than MET & PRU, bigger than Sun Life, based on market cap.

When you look at global life insurers, you will find that according to our measurement, and you can see the sources at the bottom of the slide, we believe it will be the 5th largest global life insurance company based on market capitalization. So, truly a formidable force anywhere that we choose to operate.

The next slide shows you some combinations of how we would look, but basically to be a global insurance leader you need scale and you need share but you also need diversification and growth in the future and I think, looking at this slide and focusing on the Canadian piece, in individual life and group life using the statistics available to us, we will be #1 or tied for #1 with Great West Life. We will be the #1 player in individual fixed annuities, #2 in group health and seg funds and move to the #4 position in group pensions.

You can see other market positions for the United States and various companies in Asia, and our market rankings move up in the US and you can see we have very substantial positions in the countries in which we operate in Asia. Again the product and distribution overlaps and synergies that is places that we are and they are not and vice versa we believe will add significantly to the growth of the combined organization.

In looking at the earnings you have seen these numbers before for Manulife, that approximately 60% of our earning comes from individual life and the other splits. You can see from this chart that John Hancock is different with a bigger share due to individual wealth management and a smaller share due to individual life, but the combined operation will have something over 50% of its combined earnings coming from individual life, which we have told you before is our core business. It is predictable. We are good at it. It is less volatile. Group life and health, individual wealth management, group pensions and investment management continue to be significant parts of the organization as does re-insurance, but the new pieces for the combined operation are the G and SFP which is an institutional business that Hancock has in the United States and long term care where they are already a significant player.

The geographic diversification shown on the next slide, again, shows the split of Manulife as you know it now with the U.S., Canada and Asia. Other being re-insurance, corporate, Manulife

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Capital, other pieces of our organization, whereas John Hancock is more concentrated in the U.S., but the combined operation will have 53% of its earnings from the U.S., 22% from Canada, at that is where I really want to focus some time and some comments.

This announcement which was made late last night has been under wraps, but under development for some time, but with a very limited number of people involved. It is premature at this time to say anything about head count, expense savings, locations, etc., other than we need the current employees engaged to continue to service our customers, to help us analyze, organize and recommend where the centers of excellence are and how we should be going forward. So our commitment to you, our employees, who are absolutely critical in our existing business and in the go forward potential combination, is to treat you with honesty and respect, to communicate as soon as decisions are finalized in an open, honest and clear manner, to create avenues for easy two-way communication and that will be our normal. At MFC web site, we will also have a Canadian division Q&A where questions will be posted and they will be answered so that everybody can see them. We will implement immediately a controlled hiring process to make sure that we don’t find from the potential combination that there is someone within either of the organizations that could fill a slot in the other and we will recognize the continuous service of employees from each organization.

Many of you in the Canadian division have been through this before. You have seen mergers and acquisitions going all the way back to North American and, more recently, with Zurich Group Life and Health, Commercial Union Life and then Zurich Life. We commit to employees on both sides, from our point of view and from the company we are merging with, to follow this procedure.

It is our intention to keep significant work forces in Toronto, Boston, Kitchener-Waterloo, Halifax, Montreal and the rest of our operations around the world. We anticipate related work force savings will be achieved, easy for me to say, through normal attrition during what we feel will be a two to three year integration process and, as I said earlier, we expect revenue growth, and revenue growth brings with it more career opportunities and the need for more highly trained and engaged employees.

From the viewpoint of location, we will remain a very decentralized company to best serve our customers. Our Canadian operations will still remain headquartered in Waterloo, but will report to the North American division, headed by David D’Alessandro, located in Boston. Our U.S. division will also remain based in Boston and decisions on the appropriate location of any particular business unit will be made with the input of the right people from both sides during the integration process. From the viewpoint of brand, the legal name of Manulife Financial will remain the same, as will the legal name of Hancock in the United States, but it will become a subsidiary of Manulife Financial.

In the United States we do expect John Hancock to be the surviving brand name, although Manulife’s names might be retained on certain products or at niche areas where we operate. The reverse will hold true in Canada. Manulife will be the surviving brand, although Maritime Life name might be retained on certain products or certain niche areas where they operate and that is subject to future discussion and input from the appropriate employees.

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Now what — good heading for this slide. Our primary focus during this period of time must be to continue to service our customers. This requires talented, engaged employees. Our business must continue as usual in order to be successful and you have all heard me say, recently with our success in Canada in the first half of this year, that I believe we have the best franchise in Canada. This merger is subject to various regulatory approvals as well as Hancock shareholders and we hope to move along as quickly as possible but the exact timing for closing is difficult to predict. We anticipate that it will occur in the first half of 2004 and likely very close to the start of the second quarter 2004.

For integration between now and closing each company will continue to be managed independently. Obviously, there will be discussions, we will look for harmonization. We will let each other know what is going on within the other shop but until these approvals are received this is not a done deal and therefore each company must be managed to maintain its current momentum.

Upon completion of the merger, that is regulatory approval of the merger, David D’Alessandro will become chief operating officer and president designate of the combined entity and part of his responsibility will be to manage the integration process. I have met with David and talked to him frequently. He knows, he has done this before, we have done this before and I expect significant input from both sides of the new Canadian operation as to what the outcome will be. The exact structure of that task force or integration force is not yet known in detail but David D’Alessandro will have oversight of the integration process. What will happen in between? Both companies will continue to operate their own compensation and benefit plans for 2004, so even if this is approved as of April 1, 2004, there will not be big change and massive disruption. Over time, the companies will work together to build a common compensation and benefits platform, both in Canada and the United States. We really need your help in communications. Because of the importance of the regulatory and legal issues, we are limited in terms of what we can say in detail in these circumstances. We will continue to keep you informed to the extent possible and will be posting all public announcements on our website and for employees on our internet at MSC.

Your role to help us realize our commitment to be the most professional life insurance company in the world is to continue to work hard to meet the needs of our existing customers and producers, continue to execute extraordinarily well, which you have done in Canada, and continue to pursue our vision of being the premier insurance based financial service organization in Canada, known for its innovation, excellent customer service and its professional value added advice.

That is the end of the comments that I wanted to make to you this morning. As I mentioned at the start, I am in Halifax and I am heading for a meeting with press, with Bill Black the President and CEO of Maritime and I am expecting to talk to Maritime staff in Toronto tomorrow and then to continue to see Manulife Canadian division employees over the balance of the week and the following week. It is physically impossible to be in all locations at once, or to pull all of our Canadian staff together, but I do want to emphasize to you my commitment that this potential

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merger, if approved, will create just a formidable force in the financial service industry in North America and a leading player in the Canadian market.

I know I can count on you to contribute as you have, as we have evolved in the Canadian division, and give us the appropriate input in this merger. Thank you for dialing in, phoning in, logging in, whatever you did. Because I do have to run, we are not going to hold an open Q &A session now but the questions and answers at Manulife.com and on our intranet will start to accumulate questions, which we will answer in writing to everybody as soon as possible, unless you want to submit a question that you want answered privately.

Again, thank you for your time and attention this morning. This is an exciting time for all of us. This is just a terrific combination that has an extremely high potential in the North American marketplace. Thank you all very much.

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Bruce Gordon Executive Vice President & General Manager Canadian Division, Manulife Financial September 29, 2003

Forward-Looking Statements/Important Legal Information Forward-Looking Statements The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife Financial Corporation nor John Hancock Financial Services, Inc. undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Important Legal Information This communication is being made in respect of the proposed merger involving John Hancock Financial Services, Inc. and Manulife Financial Corporation. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for its stockholders, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock Financial Services, Inc.'s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock Financial Services, Inc. or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767). Manulife Financial Corporation, John Hancock Financial Services, Inc. and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock Financial Services, Inc.'s directors and executive officers is available in John Hancock Financial Services, Inc.'s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife Financial Corporation's directors and executive officers is available in Manulife Financial Corporation's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Consideration 1.1853 MFC shares per JHF share Implied Price US$37.60 per share: 18.5% premium1 US$11B (C$15B) Structure Tax-free merger for eligible shareholders Expected Closing 2Q 2004 Approvals Required JHF shareholders, Massachusetts and other state insurance regulators, Canadian Minister of Finance, OSFI, Canadian & US anti-trust regulators Global Headquarters Toronto, Canada N. American Headquarters Boston, Massachusetts, US Transaction Summary 1The $37.60 per share price is calculated by applying the exchange ratio of 1.1853 to MFC's closing price on the NYSE on September 24, 2003. The premium of 18.5% is calculated based on the closing price on September 24, 2003. The premium is 18.8% based on the 30 calendar day VWAP as of September 24, 2003.

Exceptional Fit Manulife Financial Goals John Hancock Financial Services Goals Develop U.S. Brand Awareness Rebalance Risk Portfolio Diversity Earnings Grow Asian Businesses Diversify Product Portfolio Expand Distribution Network Leadership in U.S. and Canada Expand Distribution Network Build in Growth Markets Scale of transaction achieves the key goals of each company... .... and results in a stronger company with significant scale and diversity Distribution Product Earnings Assets

Overview of NewCo Management Note: (1) Chairman and CEO - John Hancock Financial Services OpCo Victor Apps - Asia Donald Guloien - Investments John Mather - Administration Trevor Matthews - Japan Peter Rubenovitch - CFO Dominic D'Alessandro President & CEO David D'Alessandro(1) Chief Operating Officer & President - Designate James Benson - US Protection Wayne Budd - Legal, HR John DesPrez III - US Wealth Mgt Bruce Gordon - Canada Tom Moloney - CFO

Financial Highlights Projected EPS accretion 2% in 2004 (JHF for 9 months)1 8% in 2005 (1st full year) Projected CGAAP net income C$2.4B in 2004 (JHF for 9 months) C$3.2B in 2005 (1st full year) Revenue synergies Product, distribution, scale and investments Cost savings Expected annual run rate of C$350M by 2006 (approximately 10% of operating expenses) Funds under management C$333B2 Book value3 C$23.2B; C$28.97 BVPS3 Financial strength Top tier capital ratios and ratings Share buy back Up to C$3.0B Accounting standard Canadian GAAP 1 Excludes one time charges. 2 Combined as at June 30, 2003, excluding purchase adjustments. 3 Combined as at June 30, 2003, excluding share buybacks.

Global Leader: Top Canadian Company Royal Combined BNS Thomson BCE TD Nortel Encana BMO CIBC MFC GWO SLF East 39.2 34.7 32 27.8 27.1 25.4 23.7 23.6 23.2 21 19.8 18.6 18.6 West 0 0 0 Approximately 5% of S&P/TSX Composite Index 34.7 Note: Market data as at September 24, 2003. Source: Bloomberg Financial Markets. JHF market capitalization based on total purchase value. Market Capitalization C$ in Billions

Manulife: A Market-Leading Global Life Insurer AIG Combined MET PRU MFC SLF GWO PFG JHF LNC JP 40 34.7 29 27.3 18.6 18.6 13.6 8.7 8.6 0 0 0 19.8 12.5 AIG ING AXA Generali Combined MET PRU AVIVA AEGON PRU UK MFC SLF East 60 53.5 42.6 39.4 34.7 29 27.3 25.4 24.9 19.9 19.8 18.6 West 204.2 204.2 North American Life Insurers Global Life Insurers Market capitalization C$ in Billions 34.7 34.7 Note: Market data as at September 24, 2003. Source: Bloomberg Financial Markets. JHF combined market capitalization based on total purchase value.

UNITED STATES UNITED STATES Product Rank Individual Life 4 Universal Life 1 Variable Life 2 Small Case 401(k) 1 LTC 2 Variable Annuity 8 Fixed Annuity 10 Combination Creates Premier Market Positions CANADA CANADA Product Rank Individual Life1 1 Group Life1 1 Individual Fixed Ann'y 1 Group Health 2 Segregated Funds 2 Group Pensions 4 ASIA ASIA ASIA ASIA Country Rank Country Rank Hong Kong 3 Singapore 8 Vietnam 3 Thailand 11 Philippines 4 Malaysia 12 China 5 Japan 25 Indonesia 5 Taiwan 25 1 Tied with Great-West Life Assurance Company. Sources: Various independent market surveys including LIMRA, Fraser, etc. Data as of 12/31/02.

Life 41 GLH 4 IWM 23 Pens & Inv Mgt 4 reins 0 GSFP 16 LTC 13 Broad Base of Diversified Earnings1 Combined1 Individual Life 61% 7% 11% 8% 13% Group Life & Health Group Pensions Reinsurance 41% 22% 13% 16% Individual Wealth Mgmt 1st Qtr Ind. Insurance 54 Group 6 Ind. Wealth Mgmt. 16 Group Pensions 7 reins 8 gsfp 8 LTC 4 Manulife1 John Hancock1 Individual Life LTC G&SFP Individual Wealth Mgmt Group Life & Health 4% Individual Life LTC G&SFP Individual Wealth Mgmt Group Life & Health 54% 6% 8% 4% 6% Reinsurance Group Pensions & Inv Mgmt 7% 15% 1MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment. Inv Mgmt 4% Diversified Earnings from Broad Business Base

US 53 Canada 22 Asia 17 Other 8 U.S. 34 Canada 27 Asia 26 Other 13 U.S. 87 Canada 12 Asia 1 Other 13 Diversified Earnings from Multiple Geographies Other 13% Asia 1% U.S. 34% Canada 27% Asia 26% U.S. 87% Canada 12% Other 8% U.S. 53% Canada 22% Asia 17% Combined1 Manulife1 John Hancock1 1MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment.

Our commitment to you, our employees Treat all employees in each organization with honesty and respect. Communicate to employees as soon as decisions are finalized in an open, honest, clear and concise manner. Create avenues for easy, two-way communication. Implement a controlled hiring process during the integration of the companies to ensure as many current employees as possible have opportunities in the combined organization. Recognize the continuous service of employees from each organization.

Our intention Keep significant workforces in Toronto, Boston, Kitchener-Waterloo, Halifax, Montreal, Hong Kong, Japan and Southeast Asia. We anticipate related workforce savings will be achieved through normal attrition during the lengthy integration process, combined with healthy business growth.

Location We will remain a very decentralized company to best serve our customers. Our Canadian operations will still remain headquartered in Waterloo but will report into the North American division located in Boston. Our U.S. division will remain based in Boston. Decisions on the appropriate location of any particular business unit will be made during the integration process.

Brand The legal name of Manulife Financial will remain the same, as will the legal name of John Hancock Life Insurance Company, which will become a subsidiary of Manulife Financial.

Now What? Our primary focus will be on maintaining service to our customers, which requires talented, engaged employees. Our business must continue as usual in order to be successful. The merger is subject to various regulatory approvals as well as approval by John Hancock shareholders. While we hope to move the process along as quickly as possible, the exact timing for the closing is difficult to predict. We anticipate it will occur in the first half of 2004.

Integration Between now and closing, how will the companies be managed? Until completion of the merger, each company will continue to be managed independently.

Integration How will integration be managed? Upon completion of the merger, Mr. David D'Alessandro will be named Chief Operating Officer and President- designate of the combined entity and part of his responsibilities will be to manage the integration process.

Integration What will happen to our compensation and benefits? Both companies will continue to operate their own compensation and benefits plans for 2004. Over time, the companies will work together to build a common compensation and benefits platform.

Communications Please understand, because of the importance of regulatory and legal issues, we are limited in terms of what we can say in these circumstances. We will continue to keep you informed to the extent possible. We will be posting all our public announcements on our website, www.manulife.com and for our employees, on our Intranet, @mfc.

Your role Help us to realize our commitment to be the most professional life insurance company in the world.... Continue to work hard to meet the needs of our existing customers and producers. Continue to execute extraordinarily well.